UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SAKS INCORPORATED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

79377W108

(CUSIP Number)

Diego Della Valle & C. S.A.P.A.
Attn: Emilio Macellari
Strada Sette Camini, 116
63019 Sant’Elpidio a Mare (AP), Italy
011.39.866225
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 79377W108	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Diego Della Valle & C. S.A.P.A. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 8,480,000
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 8,480,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 79377W108	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Diego Della Valle Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 8,480,000
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 8,480,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14		TYPE OF REPORTING PERSON (See Instructions) IN

1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.10 per share, of Saks Incorporated, a Tennessee corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 12 East 49th Street, New York, New York 10017.

2.	Identity and Background.

This Schedule 13D is being filed jointly by: (i) Diego Della Valle & C. S.A.P.A., an Italian limited partnership represented by shares (“DDV”), and (ii) Diego Della Valle, an individual (“Mr. Della Valle”).  DDV and Mr. Della Valle are collectively referred to as the “Reporting Persons”, and each of them is individually referred to as a “Reporting Person”.

Mr. Della Valle, is the sole general partner of DDV.  Mr. Della Valle is an Italian entrepreneur in the luxury sector and holds several equity interests in listed and unlisted companies.  Mr. Della Valle also serves as Chairman and Chief Executive Officer of Tod’s S.p.A., an Italian corporation, parent company of the Tod’s Group.

Mr. Della Valle’s business address is Strada Sette Camini, 116, 63019 Sant’Elpidio a Mare (AP), Italy.  Mr. Della Valle is a citizen of Italy.  Mr. Della Valle beneficially owns, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), approximately 64% of DDV.  DDV is deemed to be controlled, for purposes of the Exchange Act, by Mr. Della Valle.

DDV has its principal place of business at Strada Sette Camini, 116, 63019 Sant’Elpidio a Mare (AP), Italy.  The principal business activity of DDV is to invest and hold equity interests in selected business enterprises.

During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DDV and Mr. Della Valle have entered into a Joint Filing Agreement, dated May 15, 2009, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which each of them has agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Exchange Act.

3.	Source and Amount of Funds or Other Consideration.

During the period from February 20, 2009 and May 7, 2009, DDV acquired 8,480,000 shares of common stock of the Issuer (the “Shares”) through a series of purchases from authorized brokers for total consideration of $30,330,726 (including commissions) in cash paid from its working capital.

4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, economic results and prospects and their interest in, and intentions with respect to, the Issuer.  Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.  In particular, the Reporting Persons may at any time and from time to time acquire additional securities of the Issuer, dispose of such securities, and seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs in order to assess the possibility of becoming strategic and long-term shareholders of the Issuer.

5.	Interest in Securities of the Issuer.

(a)           As of the date of this Schedule 13D, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to have beneficially owned), directly or indirectly, an aggregate of 8,480,000 shares of common stock, representing approximately 5.9% of the total number of outstanding shares of common stock  of the Issuer.  DDV has direct beneficial ownership of all the Shares.  Mr. Della Valle has indirect beneficial ownership of all the Shares.

The percentages disclosed in this Schedule 13D are calculated based upon a total of 144,389,299 shares of common stock issued and outstanding as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed on April 24, 2009.

(b)           DDV has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares.  Mr. Della Valle, as the sole general partner of DDV, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares.  Consequently, Mr. Della Valle may be deemed to share with DDV the  power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

(c)           The transactions in the shares of the common stock of the Issuer that may be deemed to be beneficially owned by a Reporting Person are set forth on Schedule A attached hereto.  All such transactions were effected in the open market.

(d)           Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of stock covered by this Schedule 13D.

(e)           Not applicable.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither DDV nor Mr. Della Valle is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.	Materials to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated May 15, 2009 between Diego Della Valle & C. S.A.P.A. and Diego Della Valle.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2009

DIEGO DELLA VALLE & C. S.A.P.A.

/s/ Diego Della Valle
Name:	Diego Della Valle
Title:	General Partner

DIEGO DELLA VALLE

/s/ Diego Della Valle
Diego Della Valle

SCHEDULE A

Transactions in Shares of Common Stock of Issuer During the Past 60 Days

Since March 16, 2009, DDV purchased, through authorized brokers, the following shares of Issuer’s common stock on the dates, in the amounts and for the price per share shown below

Date of Purchase	Amount of Common Stock Purchased	Price Per Share

April 28, 2009	900,000	3.4867
April 29, 2009	500,000	3.6932
May 1, 2009	402,517	3.7647
May 4, 2009	798,700	3.8267
May 5, 2009	680,485	3.7913
May 6, 2009	894,694	3.7605
May 7, 2009	43,604	3.6641

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated May 15, 2009 between Diego Della Valle & C. S.A.P.A. and Diego Della Valle